5-82458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Tokyo Kohtetsu Kabushiki Kaisha
(Names of Subject Company)

Tokyo Kohtetsu Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Osaka Steel Co., Ltd.
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

B

Osaka Steel Co., Ltd.
Attn: Masao Akamatsu
9-3, Minami-okajima, 1-chome
Taisho-ku, Osaka City 551-0021
Japan
(phone number: 81-6-6552-1481)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Exhibit index is on p. 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) The following document is attached as an exhibit to this Form:

p.4

Exhibit number	Description
1	English translation of a notice, dated February 2, 2007, of Tokyo Kohtetsu Co., Ltd. ("Tokyo Kohtetsu") regarding the making of Tokyo Kohtetsu into a wholly-owned subsidiary of Osaka Steel Co., Ltd.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the notice included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Osaka Steel Co., Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osaka Steel Co., Ltd.

By: Shiro Mochizuki

Name: Shiro Mochizuki

Title: Representative Director and President

Date: February 2, 2007

EXHIBIT 1

February 2, 2007

To Shareholders

Tokyo Kohtetsu Co., Ltd.
Shunsuke Hirashima, Representative Director and President
2 Kandatsukasa-machi 2-chome,
Chiyoda-ku, Tokyo, Japan

We hereby notify you of an Extraordinary Meeting of Shareholders of Tokyo Kohtetsu Co., Ltd. to be held at the place and date described below. You are cordially invited to attend the meeting.

If you are unable to attend the meeting in person, you may exercise your voting right in writing. Please read the reference materials attached hereto, and kindly indicate yes or no on the enclosed voting right exercise form and return it to us by mail.

1. Date: February 22, 2007 (Thurs.) at 10:00 a.m.
2. Place: Main Hall of the Oyama Work of Tokyo Kohtetsu Co., Ltd. (3rd Floor)
   38-1, Johoku 4-chome, Oyama City, Tochigi Prefecture, Japan
3. Agenda:
   1. Approval of the Share Exchange Agreement between Tokyo Kohtetsu Co., Ltd. and Osaka Steel Co., Ltd.

   [Note: other agenda items have not been translated.]

When you attend the meeting, please submit the voting right exercise form enclosed herewith upon your arrival at the meeting place.

If there is any change in the reference materials for the Extraordinary Meeting of Shareholders, a revised version will be posted on http://www.kohtetsu.jp/.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Reference Material

1. Solicitor of voting by proxy: Tokyo Kohtetsu Co., Ltd.
Shunsuke Hirashima, Representative Director and President

2. Agenda and reference materials:

Proposal No. 1 Approval for Share Exchange Agreement between the Company and Osaka Steel Co., Ltd.

(1) Reasons for the share exchange

Tokyo Kohtetsu Co., Ltd. (the "Company") entered into a share exchange agreement (the "Agreement") with Osaka Steel Co., Ltd. ("Osaka Steel") on October 26, 2006, to make the Company a wholly-owned subsidiary of Osaka Steel effective March 31, 2007.

The domestic market for general section steel, which is the main business area for both companies, is expected to continue diminishing in the future due to weakening demand for construction, and together with other factors such as the influence of imported wood, competition in the industry will intensify even further. In order to appropriately adapt to such circumstances and to realize sustainable growth, we intend to conduct restructuring and establish a business infrastructure which is well suited to respond to the business environment.

We aim to better utilize management resources, including technological capabilities, and to optimize production, sales and distribution by working together as a group, which will consist of the two companies with different production and sales infrastructures. Specifically, making the best use of two geographic strongholds, the Kanto area and the Kansai area, we will strengthen cost competitiveness and production flexibility, with a focus on cutting distribution costs. Furthermore, we will make efforts to reinforce business competitiveness and to enhance corporate value through more effective management and appropriate responses to customer demands by combining the strengths of the two companies.

Your support and approval of the Agreement is highly appreciated.

(2) Details of the Agreement

The details of the Agreement which the Company and Osaka Steel entered into on October 26, 2006 are as follows:

Share Exchange Agreement (Copy)

This share exchange agreement (hereinafter referred to as the "Agreement") is entered into between Osaka Steel Co., Ltd. (headquartered in 9-3, Minami-okajima, 1-chome, Taisho-ku, Osaka City; hereinafter referred to as "Osaka Steel") and Tokyo Kohtetsu Co., Ltd. (headquartered in 2 Kandatsukasa-machi 2-chome, Chiyoda-ku, Tokyo; hereinafter referred to as "Tokyo Kohtetsu") as follows:

Article 1 Exchange of Shares

Osaka Steel and Tokyo Kohtetsu shall exchange shares in accordance with the Company Law of Japan to make Osaka Steel into a parent company of Tokyo Kohtetsu and to make Tokyo Kohtetsu into a wholly-owned subsidiary of Osaka Steel.

Article 2 Effective Date of Share Exchange

The effective date of the share exchange shall be March 31, 2007, (hereinafter referred to as the "Effective Date"); provided, however, that the effective date shall be changed upon mutual discussion and agreement between Osaka Steel and Tokyo Kohtetsu due to needs that may arise in the course of completing the steps necessary for the share exchange.

Article 3 Issuance and Allotment of Shares upon Share Exchange

Osaka Steel shall issue 3,779,988 new shares of common stock, in addition to 197,700 shares of treasury stock which are already issued, and shall allot 3,977,688 shares in total to the shareholders listed on the shareholder register of Tokyo Kohtetsu (including the effective shareholder register, and the same shall apply hereinafter) on the day immediately preceding the Effective Date in the ratio of 0.228 share of Osaka Steel for each one share of Tokyo Kohtetsu.

Article 4 Amount of Capital and Reserves

The amounts of capital, capital reserve and earned reserve of Osaka Steel to be increased upon the share exchange shall be as follows:

(1) Increase in Capital: 0 yen
(2) Increase in Capital Reserve: An amount derived by multiplying the change in shareholders' paid-in capital, as calculated in accordance with Article 68, Paragraph 1 of the Company Accounting Regulation, by the ratio of the number of shares that Osaka Steel shall issue upon the share exchange divided by the total of the number of shares that Osaka Steel shall issue upon the share exchange and the number of shares of treasury stock.
(3) Increase in Earned Reserve: 0 yen

Article 5 Extraordinary Meeting of Shareholders to Approve the Share Exchange, etc.

1. Tokyo Kohtetsu shall convene an extraordinary meeting of shareholders (hereinafter referred to as the "Meeting") on February 22, 2007, to approve the Agreement and to make necessary resolutions for the share exchange; provided, however, that such date may be changed, upon discussion between Osaka Steel and Tokyo Kohtetsu, due to needs that may arise in the course of completing the steps necessary for the share exchange.
2. Osaka Steel shall conduct a share exchange without approval of the Agreement by a shareholders' meeting, as defined in Article 795, Paragraph 1 of the Company Law of Japan, pursuant to Article 769, Paragraph 3 of the Company Law of Japan.

Article 6 Limit on Distribution of Profits

1. Osaka Steel may issue profit dividends up to 16 yen per share, 677,000 yen in total, to shareholders registered on the last shareholder register of Osaka Steel, dated September 30, 2006 (including effective shareholders, and the same shall apply hereafter). Tokyo Kohtetsu may issue profit dividends up to 5 yen per share, 880,000 yen in total, to shareholders registered in the last shareholder register of Tokyo Kohtetsu, dated September 30, 2006 (including effective shareholders, and the same shall apply hereafter).
2. Osaka Steel and Tokyo Kohtetsu shall not issue profit dividends, except for cases set forth in the preceding section, during the period from the date of execution of the Agreement to the date immediately preceding the Effective Date.

Article 7 Management of Company Assets

Osaka Steel and Tokyo Kohtetsu shall execute the business and manage and operate the assets during the period from the date of execution of the Agreement to the Effective Date with the due care of a manager, and with respect to acts that would materially impact such assets or rights and obligations, such acts shall only be taken upon prior discussion and mutual consent between Osaka Steel and Tokyo Kohtetsu.

Article 8 Change to the Conditions of the Share Exchange and Cancellation of the Agreement

During the period from the date of execution of the Agreement to the Effective Date, in the event of the occurrence of natural disasters and other events that would cause any material change in the financial or management conditions of Osaka Steel or Tokyo Kohtetsu, upon discussion and mutual consent between Osaka Steel or Tokyo Kohtetsu, the conditions of the share exchange may be amended or the Agreement may be cancelled.

Article 9 Validity of the Agreement

Upon any of the following events, the Agreement shall lose its validity.

(1) Osaka Steel's failure to exchange shares as a result of a notification of shareholders' objection in accordance with Article 796, Paragraph 4 of the

Company Law of Japan and failure to gain approval from a shareholders' meeting in accordance with the same Paragraph;

(2) Failure to gain approval of a shareholders' meeting of Tokyo Kohtetsu in accordance with Article 5, Paragraph 1 of the Agreement; and

(3) Failure to obtain a final reply by the Fair Trade Commission that there is no conflict with the Antimonopoly Law upon prior consultation with the Fair Trade Commission of Japan in accordance with the Guideline on Prior Consultation regarding Business Combinations (dated January 8, 2006, as amended).

Article 10 Items not Provided for in the Agreement

In addition to items provided for in the Agreement, any other items necessary for the share exchange shall be provided for pursuant to the intent of the Agreement, and Osaka Steel and Tokyo Kohtetsu shall so provide for such items upon discussion and mutual consent in good faith.

To evidence the Agreement, two original copies of the Agreement shall be prepared and each party shall retain one original copy upon affixing its name and signature thereon.

October 26, 2006

9-3, Minami-okajima, 1-chome, Taisho-ku, Osaka City
Osaka Steel Co, Ltd.
Representative Director and President: Shiro Mochizuki

2 Kandatsukasa-machi 2-chome, Chiyoda-ku, Tokyo
Tokyo Kohtetsu Co., Ltd.
Representative Director and President: Shunsuke Hirashima

(3) Reasonableness of the share exchange ratio as set forth in Article 768, Paragraph 1.2 and 1.3 of the Company Law of Japan and the amount of capital and reserves of the parent company subsequent to the share exchange

1. Ratio of allotment of shares
   0.228 share of common stock of Osaka Steel will be allotted for one share of common stock of the Company.

	Osaka Steel (Parent company upon share exchange)	Company (Wholly-owned subsidiary upon share exchange)
Share exchange ratio	1	0.228

2. Basis for calculation of the share exchange ratio
   In order to calculate the above share exchange ratio, Osaka Steel appointed Nikko Cordial Securities Inc. as a third-party financial advisor, and the Company appointed Mitsubishi UFJ Securities Co., Ltd. as a third-party financial advisor. Osaka Steel and the Company considered various factors, including results of the analyses provided by their respective financial advisors, and agreed to the above ratio upon discussion.

3. Methods of and basis for calculation by the financial advisors
   Nikko Cordial Securities Inc. calculated the share exchange ratio comprehensively considering results from, among other things, a market price method, an adjusted book value of net assets method and a discounted cash flow analysis with regard to Osaka Steel and the Company, respectively. Mitsubishi UFJ Securities Co., Ltd. calculated the share exchange ratio comprehensively, considering results from, among other things, a market price method and a discounted cash flow analysis with regard to Osaka Steel and the Company, respectively.

4. Number of new shares to be issued upon share exchange
   Osaka Steel will issue 3,779,988 new shares, deducting 197,000 shares of treasury stock that Osaka Steel holds as of March 2007 and which will be replaced upon the share exchange.

5. Subscription rights and bonds with subscription rights
   The Company does not issue subscription rights or bonds with subscription rights.

6. Listing after the share exchange
   The Company, which will become a wholly-owned subsidiary upon the share exchange, will be delisted from Jasdaq Securities Exchange.

7. Capital and capital reserve of Osaka Steel
   In order to achieve efficient and flexible capital management, Osaka Steel's capital and capital reserve shall be as follows.

Capital:	No increase in capital upon the share exchange
Capital reserve:	An amount derived by multiplying the change in shareholders' paid-in capital, as calculated in accordance with Article 68, Paragraph 1 of the Company Accounting Regulation, by the ratio of the number of shares that Osaka Steel shall issue upon the share exchange divided by the total of the number of shares that Osaka Steel shall issue upon the share exchange and the number of shares of treasury stock.

Tokyo Kohtetsu Co., Ltd.

Balance Sheet
(As of March 31, 2006)

(Unit : Thousand yen)

Assets		Liabilities	
Title	Amount	Title	Amount
Current assets	5,743,349	Current liabilities	5,029,653
Cash and deposits in banks	1,083,062	Notes payable	96,834
Notes receivable	1,317,271	Accounts payable	1,403,763
Accounts receivable	1,927,199	Short-term borrowings	580,000
Merchandise	88,304	Current maturities of long-term borrowings	441,052
Products	538,880		
Semi-finished goods	130,587	Other accounts payable	883,425
Raw materials	462,280	Accrued operating expenses	19,961
Stored goods	43,868	Accrued income taxes	1,359,480
Pre-paid expenses	4,483	Accrued consumption taxes	62,421
Payments receivable	11,638	Deposits	4,521
Deferred tax assets	134,273	Allowance for bonuses	101,721
Other current assets	1,499	Notes payable for facilities	76,471
Fixed Assets	9,121,655	Fixed liabilities	2,401,018
Tangible fixed assets	8,897,522	Long-term borrowings	663,350
Buildings	1,138,282	Allowance for retirement benefits	38,732
Structures	86,678	Retirement allowance for directors	53,243
Machinery and equipment	2,612,686	Allowance for environmental measures	153,353
Vehicles and transport equipment	8,730	Deferred tax liabilities for revaluation	1,492,338
Tools, furniture and fixtures	263,678		
Land	4,522,309	Total liabilities	7,430,671
Construction in progress	265,156	Shareholders' equity	
Intangible fixed assets	36,026		
Telephone subscription rights	2,283	Common Stock	2,453,000
Software	33,742	Capital surplus	981,690
Investments and other assets	188,106	Capital reserve	981,690
Investment securities	8,265	Retained surplus	1,766,369
Shares of subsidiaries and affiliates	60,000	Unappropriated retained earnings for the current fiscal year	1,766,369
Investments	13,700	Revaluation reserve for land	2,238,508
Long-term loan receivable	10,000	Treasury stock	(5,234)
Guaranteed money paid	8,404		
Others	87,737	Total shareholders' equity	7,434,333
Total assets	14,865,005	Total liabilities and Shareholders' equity	14,865,005

TOKYO:33813.5

Tokyo Kohtetsu Co., Ltd.

Statement of Income

(From April 1, 2005 to March 31, 2006)

(Unit: Thousand yen)

Title	Amount	
Operating revenues and expenses		
Operating revenue		
Net Sales		15,211,605
Operating costs and expenses		
Cost of sales	10,924,060	
Selling, general and administrative expenses	1,030,824	11,954,885
Operating profit		3,256,719
Non-operating profit and loss		
Non-operating profit		
Interest and dividend income	314	
Other	31,932	32,246
Non-operating loss		
Interest expense	28,131	
Other	11,659	39,790
Ordinary profit		3,249,176
Extraordinary profit and loss		
Extraordinary loss		
Loss on disposal of tangible fixed assets	43,298	
Loss on impairment	33,750	
Addition to allowance for environmental measures	153,353	
Addition to retirement allowance for directors of the past fiscal years	41,419	271,821
Income before taxes		2,977,355
Income tax, residential tax and business tax		1,348,498
Adjustment to income taxes and other		(135,569)
Net income		1,764,425
Reversal of revaluation reserve for land, net of tax		1,944
Unappropriated retained earnings from previous fiscal year		—
Unappropriated retained earnings for the current fiscal year		1,766,369

Significant Accounting Policies

1. Valuation Standards and Methods for Investments
   Investments in subsidiaries and affiliates
   Investments in subsidiaries and affiliates are stated at cost computed under the moving-average method.

   Other investments
   Investments with no available market values
   Other investments are stated at cost computed under the moving-average method.

2. Valuation Standards and Methods for Inventories
   Inventories are stated at cost computed under the moving-average method.

3. Depreciation methods used for tangible and intangible assets
   (1) Tangible assets
   Depreciation for fixed tangible assets is computed under the straight-line method. The estimated useful lives and residual value are calculated in accordance with the Corporation Tax Law.

   (2) Intangible assets
   Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives (5 years).

4. Method for Appropriation for Reserves and Allowances
   (1) Reserves for employee bonuses
   Reserves for employee bonuses reflect the estimated amount accrued at the balance sheet date.

   (2) Allowance for retirement benefits
   Allowance for employees' retirement benefits and pension assets is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts as of the balance sheet date. Net transition obligation from adoption of the new accounting standard (422,700 thousand yen) is amortized in equal amounts over 15 years.

   (3) Retirement allowance for directors
   Reserve for retirement allowance for directors is stated at the amount required as of the balance sheet date in accordance with the internal code.

   (Change in Accounting Standard)

   Retirement allowance for directors was recognized as an expense in the period of occurrence. From this fiscal period, the liability for retirement allowance for directors is stated at the amount required as of the balance sheet date in accordance with the internal code.

With the change in the accounting standard, 11,824 thousand yen during the current fiscal year was recognized as selling, general and administrative expenses, and 41,419 thousand yen which occurred for past fiscal years was recognized as an extraordinary loss. As a result, there was a decrease of 11,834 thousand yen in operating profit, and a decrease of 53,243 thousand yen in income before taxes.

Retirement allowance for directors is set forth in accordance with Article 43 of the Enforcement Regulation of the Commercial Code.

(4) Allowance for environmental measures
Allowance for environmental measures is stated at the estimated amount for disposal cost of PCB waste upon implementation of the Special Measures Law for the promotion of the Proper Disposal of Polychlorinated Biphenyl Wastes.

Allowance for environmental measures is set forth in accordance with Article 43 of the Enforcement Regulation of the Commercial Code.

5. Finance Lease Agreements
Finance leases that do not involve transfer of ownership to lessees are accounted for as operating leases.

6. Consumption Taxes
Consumption taxes are excluded from transaction amounts.

Notes to Balance Sheet

1. Short-term receivables from subsidiaries:	1,344 thousand yen
Short-term payables to subsidiaries:	61,813 thousand yen
2. Accumulated depreciation of tangible fixed assets:	12,361,259 thousand yen
3. Assets pledged as collateral: Tangible fixed assets:	8,244,133 thousand yen
4. Guarantee of indebtedness	
Guarantee of indebtedness for bank loans	
Employees (housing loans):	5,233 thousand yen
Guarantee of indebtedness for lease agreement	
Kohtetsu Kigyo K.K. for equipment fund:	8,010 thousand yen

5. Land revaluation

Land used for business purposes was revaluated pursuant to the Land Revaluation Law (Law No. 34, promulgated on March 31, 1998) and the Amendment to the Land Revaluation Law (so amended on March 31, 1999). Reversal of revaluation reserve for land, which is equivalent to the amount of income tax and other gains resulting from the revaluation difference, was recognized under Liabilities. The amount of deduction for deferred tax liability for revaluation was recognized as revaluation reserve for land under Shareholders' equity.

Revaluation method in accordance with Article 3, Paragraph 3 of the Land Revaluation Law

Revaluation was performed, along with reasonable adjustments, based on the value calculated by the method of "Appraisal by real-estate appraiser" in accordance with Article 2, Paragraph 5 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998).

Revaluation date: March 31, 2000	
Book value after revaluation of the land for business purposes:	4,522,309 thousand yen
Market value of the land for business purposes as of the end of the current term:	2,875,309 thousand yen
Difference:	1,674,000 thousand yen

6. Retirement benefits

(1) Projected benefit obligation	463,472 thousand yen
(2) Plan asset	171,118 thousand yen
(3) Unfunded projected benefit obligation (1)-(2)	292,353 thousand yen
(4) Unrecognized net obligation from initial application of the new accounting standard	253,620 thousand yen
(5) Allowance for retirement benefits	38,732 thousand yen

Simplified method for calculating projected benefit obligations is used.

Notes to Statement of Income

1. Transaction with subsidiaries

Net sales:	6,515 thousand yen
Operating costs and expenses:	419,227 thousand yen
Transactions other than operating revenues and expenses:	4,500 thousand yen

2. Impairment losses
   (1) All the assets related to the electric steel segment which generate cash flow is categorized into one asset group, and idle assets are grouped on a property basis. Impairment losses are recognized for the current fiscal year as follows.

Purpose of use:	Former storage place for building materials
Location:	Oyama City Tochigi Prefecture, and others
Type:	Land

   (2) Book values of land which is idle assets were reduced to the collectible amounts, and such amount of reduction was recognized as an impairment loss (33,750 thousand yen) under Extraordinary losses. In addition, the collectible amounts were based on net sales values which were appraised by a third party.

3. Net income per share: 99.55 yen

   Net income per share is calculated on the following basis:

Net income of the statement of income:	1,764,425 thousand yen
Net income attributable to common stock:	1,735,425 thousand yen
Amount not attributed to ordinary shareholders:	29,000 thousand yen
Average number of outstanding shares for the fiscal year:	17,431,542 shares

Osaka Steel Co., Ltd.

Balance Sheet
(As of March 31, 2006)

(Unit: million yen)

Title	Amount	Title	Amount
(Assets)		(Liabilities)	
Current assets	50,299	Current liabilities	19,738
Cash and deposits in banks	49	Notes payable	7,747
Notes receivable	137	Accounts payable	818
Accounts receivable	22,467	Accrued income taxes	3,004
Securities	42	Accrued consumption taxes	224
Inventories	6,816	Accrued operating expenses	925
Pre-paid expenses	468	Deposits	5,988
Deferred tax assets	994	Reserve for repair	979
Short-term loans receivable	260	Allowance for bonuses for directors	40
Payments receivable	111	Other liabilities	9
Money deposited	18,908	Fixed liabilities	4,385
Other current assets	44	Deposits received for guarantee	120
Fixed assets	56,674	Deferred tax liabilities	2,766
Tangible fixed assets	46,349	Allowance for retirement benefits for employees	1,389
Buildings	5,514	Allowance for retirement benefits for directors	109
Structures	1,042	Total liabilities	24,123
Machinery and equipment	11,747		
Vehicles and transport equipment	19	(Shareholders' equity)	
Tools, furniture and fixtures	1,267	Common stock	8,769
Land	26,332	Capital surplus	11,771
Construction in progress	425	Capital reserve	11,771
Intangible fixed assets	290	Earned surplus	61,347
Software	283	Earned reserve	527
Other intangible fixed assets	6	Reserve for special depreciation	42
Other investments	10,034	Capital reduction reserve	4,490
Investment securities	2,436	Reserved surplus	35,300
Shares of subsidiaries and affiliates	5,269	Unappropriated retained earnings for the current fiscal year	20,987
Long-term loans receivable	2,240	Net unrealized gains (losses) on non-trading securities available for sale, net of taxes	1,077
Other investments	111	Treasury stock	(116)
Reserve for possible loan losses	(22)	Total shareholders' equity	82,850
Total assets	106,973	Total liabilities and shareholders' equity	106,973

Osaka Steel Co., Ltd.

Statement of Income

(From April 1, 2005 to March 31, 2006)

(Unit: million yen)

Title	Amount	
(Operating revenues and expenses)		
Operating revenues and expenses		
Operating revenues		
Net sales		74,021
Operating costs and expenses		
Cost of sales	56,320	
Selling, general and administrative expenses	4,396	60,716
Operating profit		13,304
Non-operating profit and loss		
Non-operating profit		
Interest and dividend income	166	
Other income	240	406
Non-operating loss		
Interest expense	9	
Other expenses	663	673
Ordinary profit		13,038
(Extraordinary profit and loss)		
		—
Income before taxes		13,038
Income tax, residential tax and business tax		5,007
Adjustment to income taxes and others		73
Net income		7,957
Unappropriated retained earnings from previous fiscal year		13,367
Interim dividends		336
Unappropriated retained earnings for the current fiscal year		20,987

I. Significant Accounting Policies

1. Valuation Standards and Methods for Investments

(1) Investments

① Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost computed under the moving-average method.

② Other investments

- Investments with market values are stated at cost computed under the market method based on the market prices and other factors on the closing date of the fiscal year. Net unrealized holding gains or losses on these investments are reported as a separate item in Shareholders' Equity. The cost of sales of such investments is determined by the moving-average method.
- Investments with no market values are stated at cost computed under the moving-average method.

(2) Inventories

Products, semi-finished goods, raw materials and stored goods are stated at cost computed under the cost method using the last-in, first-out method. Products in progress are stated at cost computed under the cost method using the identified cost method.

2. Depreciation methods used for tangible and intangible assets

(1) Tangible assets

The straight-line method is applied to building (except for annexed facilities) acquired after April 1, 1998, while depreciation for other buildings is computed using the declining-balance method. The estimated useful lives and residual value are calculated in accordance with the Corporation Tax Law.

(2) Intangible assets

The straight-line method is used for intangible assets. The estimated useful lives are calculated in accordance with the Corporation Tax Law. Development costs for software for internal use are capitalized and amortized under the straight-line method over the estimated useful lives of 5 years defined by us.

3. Method for Appropriation for Reserves and Allowances

(1) Reserve for possible loan losses

Reserve for possible loan losses for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

(2) Reserve for repair

Reserve for repair is stated at cost by taking into account the amount of the next repair and the operation period until the next repair.

(3) Allowance for bonuses for directors

Allowance for bonuses for directors is stated at the estimated amount of retirement benefits for directors which are paid upon approval of a general meeting of shareholders.

(4) Allowance for retirement benefits for employees

Allowance for retirement benefits for employees is provided for payment of retirement benefits to employees, in the estimated amount deemed accrued at interim term-end, based on projected retirement benefit obligations and plan assets at this fiscal year-end. Unrecognized net actuarial gain (loss) is amortized in equal amounts over a certain number of years within the employees' average remaining service period (7 years) from the next fiscal year of incurrence.

(5) Allowance for retirement benefits for directors
Reserve for retirement allowance for directors is stated at the amount required in accordance with the internal code.

4. Consumption Taxes
Consumption taxes are excluded from transaction amounts.

II. Accounting Change

Accounting for allowance for retirement benefits

With the implementation of the Partial Amendment to the Accounting Standards for Retirement Benefits (Business Accounting Standard No. 3, March 16, 2005) and Implementation Guideline Concerning Partial Amendment to the Accounting Standards for Retirement Benefits (Guideline for Implementation of Business Accounting Standard No. 7, March 16, 2005), the Company adopts this policy and guideline from the fiscal period ended March 31, 2006. With the accounting change, the operating profit, ordinary profit and income before taxed increased by 25 million yen.

III. Notes

1. Notes to Balance sheet

(1)	Accumulated depreciation of tangible fixed assets:	40,050 million yen
(2)	Short-term receivables from parent company:	3,028 million yen
(3)	Short-term payables to parent company:	580 million yen
(4)	Short-term receivables from subsidiaries:	6,344 million yen
(5)	Long-term receivables from subsidiaries:	2,240 million yen
(6)	Short-term payables to subsidiaries:	10,717 million yen
(7)	Net assets in accordance with Article 124 Paragraph 3 of the Enforcement Regulation of the Commercial Code:	1,077 million yen

(8) "Deposits" is incurred for participation in the consolidated Cash Management System (CMS) of Nippon Steel Corporation.

(9) "Deposits" includes 5,953 million yen of deposit from a subsidiary as a result of the consolidated CMS of the Company.

(10) Reserve for repair, allowance for bonuses for directors and allowance for retirement benefits for directors are in accordance with Article 43 of the Enforcement Regulation of the Commercial Code.

2. Notes to Statement of Income

(1) Transactions with parent company

Net sales:	8,857 million yen
Purchase amount:	3,705 million yen

Transactions other than operating revenues and expenses: 422 million yen

(2) Transactions with subsidiaries

Net sales: 17,285 million yen

Purchase amount: 27,063 million yen

Transactions other than operating revenues and expenses: 2,473 million yen

(3) Net income per share: 189.07 yen

3. Figures noted herein are truncated to the million.

February 2, 2007

To Shareholders

Tokyo Kohtetsu Co., Ltd.
Shunsuke Hirashima, Representative Director and President

First of all, we would like to express our sincere gratitude to our shareholders for your ongoing support.

An Extraordinary Meeting of Shareholders of Tokyo Kohtetsu Co., Ltd. (the "Company") will be held on February 22, 2007, to discuss proposals, including approval for the share exchange agreement between the Company and Osaka Steel Co., Ltd. ("Osaka Steel"), following the announcement on October 26, 2006 that the Company will become a wholly-owned subsidiary of Osaka Steel.

In addition to the notice of the Extraordinary Meeting of Shareholders that you have received, the Company would like to explain once more the background and reasons for its decision to become a wholly-owned subsidiary of Osaka Steel through a share exchange and would appreciate your understanding.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The domestic market for general section steel, which is the main business area for the Company, is expected to continue diminishing in the future due to weakening demand for construction. Meanwhile, China, a neighboring country, has grown to become the world's largest exporter of steel products with rapidly continuing development in the production of crude steel. Products from overseas, particularly from China, are expected to enter the domestic market for general section steel in the near future, and, thus, competition among manufacturers at home and abroad will intensify even further.

Although the business infrastructure of the Company is gradually improving with the efforts of all employees and favorable economic conditions, it is still vulnerable. Taking the current business scale and infrastructure into consideration, the Company is expected to be faced with great difficulties in standing on its own in a shrinking domestic market and with fierce global competition in East Asia, and with ensuring its existence and stable profits for the mid- to long term future.

The industry of electric furnace steel has gone through a number of changes under strong and weak economic conditions. If the Company fails to appropriately and promptly respond to such significant structural change, in particular now when the economy is improving, the Company's corporate value will substantially deteriorate in the future. Therefore, in order to realize sustainable development which is vital for its existence, and to establish a business infrastructure which is well suited to respond to the business environment, the Company decided to become a wholly-owned subsidiary of Osaka Steel. Furthermore, it believes that this is the best option in order to continue its business.

The Company and Osaka Steel each appointed third-party financial advisors, respectively, to calculate a share exchange ratio. As a result of intense discussions between both companies, during which the calculation results provided by each financial advisor and other factors were comprehensively considered, the share exchange ratio was determined and is considered appropriate and reasonable.

In order to protect as much as possible shareholder value based on solid future prospects, the Company will make every effort to complete its corporate reorganization through the share exchange with Osaka Steel, and will strive toward reinforcement of its business competitiveness and enhancement of its corporate value through integration. Your understanding and support is highly appreciated.

END